Exhibit 99.1

Company Overview Presentation 1 This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the im plications and risks of the offering of securities to which it relates. A copy of the prospectus must be made available to you in connection wi th this offering.

Forward - looking Statements This presentation contains statements which constitute forward - looking statements within the meaning of Section 27A of the Securities Act, as amended; Section 21E of the Securities Exchange Act of 1934; and the Private Securities Litigation Reform Act of 1995. The words “may”, “would”, “could”, “will”, “expect”, “estimate”, “anticipate”, “believe”, “intend”, “plan”, “goal”, and similar expressions and variations thereof are intended to specifically identify forward - looking statements. All statements that are not statements of historical fact are forward - looking statements. Investors and prospective investors are cautioned that any such forward - looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward - looking statements as a result of various factors. The risks that might cause such differences are identified in our private placement memorandum. We undertake no obligation to publicly update or revise the forward looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. These forward - looking statements involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward - looking statements, including, without limitation, the risks set forth under “Risk Factors” beginning on page seven of the Company’s prospectus included in the Company’s registration statement on Form S - 1 as filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2016 which was declared effective by the SEC on April 13, 2016 and which may be post - effectively amended from time to time. 2

Potential Applications are Endless? 3 They are currently only limited based on your imagination! • Flexible, wearable electronics • Stronger and lighter airplanes • More efficient solar panels • Energy Savings power systems • Longer battery life time • More storage memory in portable electronics • Supercapacitors charged in seconds • Desalination

Investment Highlights

Revenue Traction: ***Significant customer engagements, 1,000+ in 40+ countries since inception***

- Commercial revenue started and gaining momentum
- $5-10 million of revenue expected in 2017 and $20-30 million in 2018[1]
- Actively engaged with multiple customers and across a range of end-use markets
- Strong and robust customer pipeline to sustain growth into the future

Technology: ***Significant IP in the form of patents, trade secrets and know-how***

- Demonstrated value proposition in commercial and development relationships
- Technology validated by licensees (*Cabot* and *POSCO)* and strategic investors
- Deep know-how from 10 years of technology development

Positioned To Grow: ***Technology, partners and management positions XG for substantial growth***

- Management Team with over 100 years combined experience commercializing new products into new markets and Seasoned Board, governance processes and procedures in place
- Investors: *Aspen Advanced Opportunity Fund*, *Hanwha, POSCO* and *Samsung Ventures*; $35 million of funded equity capital and $4 million of license payments since inception
- Financing: *The Dow Chemical Company* $10 million senior credit facility
- Targeting $24 million in this public offering raise for full-scale commercialization, ~$4 million funded as of December 31, 2016

Manufacturing: ***Low-cost, world-scale manufacturing capabilities***

- >100 Tons of capacity across commercial product families

(1) based on the status of discussions with current customers.

XG sciences THE MATERIAL DIFFERENCE

4

5 Source: Lux Research, July, 2015 1.0 – 1.9 2.0 – 2.9 3.0 – 3.9 4.0 – 3.9 5.0 Maturity Lux Take Strong Positive Positive Wait and See Caution Strong Caution Dominant Undistinguished Long - shot Technical Value 1 1 5 XG Sciences Vorbeck Materials Sixth Element Angstron Materials Incubation Alliance Grafoid Graphenix Development Ningbo Morsh Xolve Avanzare Grafen Graphene Platform Haydale R.S. Group Knano Graphenea Times N ano NUS Bluestone AGM DCT Rushford Cambridge Nanosystems Graphene Frontiers NanoIntegris Directa Plus Graphene Labs GT LeaderNano Ugent Tech NanoCarbon CNM Anderlab Grafentek Gelanfong Absolute Nano National Nano Materials Graphene 3D Lab Innophene Business Execution 3 3 5 High - Potential XG Science Market Leadership

XG Sciences Portfolio Focus • Energy Storage – Lead Acid Battery Anode Additive – LiB XG SiG™ Silicon Graphene Next - Generation Anodes – LiB Cathode Conductive Additives • Thermal Management – Coatings and Pastes – Adhesives – Nano - Fluids – XG Leaf® • Composites – Construction Materials/Packaging – Automotive – Sporting Goods 6 Robust Customer Pipeline with over 100 Commercial and Development Engagements.

Portfolio Balance 7 Higher Probability of Success Lower Probability of Success Medium Term (Development) Short Term (Commercialization) Long Term (Discovery) 3 4 5 7 LiB Cathode Conductive Additive LiB XG SiG™ Next - Gen Anode Lead Acid Anode Additive Automotive Packaging & Construction Sporting Goods Coatings & Pastes Adhesives Nano - Fluids XG Leaf® Energy Storage Composites Thermal Management Bubble Size: Relative Total Anticipated Addressable Market

Customer Commercialization Traction 8 Customer Applications 1 2 3 1. Customer applications where our materials are used in customer products and they are actively selling them to their customers or actively promoting them for future sales. 2. Customer applications where our customers are indicating that they expect to begin shipping products incorporating our materi als in the next 3 - 6 months. 3. Customer applications where our customers are indicating an intent to commercialize in the next 6 - 9 months. Additional 10’s of customers demonstrating efficacy and moving through qualification process. 17 20 30 36

Sample Customer Commercialization Pipeline (1) 9 (1) Total Customer pipeline includes opportunities with over 75 customers. (2) $5 - 10 million revenue in 2017 and $20 - 30 in 2018 . Estimate of sales based on customer commitments, customer forecasts and mana gement estimates. (2) Commercial 3-6 Months 6-9 Months Pb-Acid Battery, Anode Additive C-300 x Composite, Elastomer C-300 x LiB Anode XG SiG™ x Thermal Adhesive xGnP® x Sporting Equipment M-15 x Sporting Equipment xGnP® x Consumer & Light Industry Heaters R-10 x Consumer Products, Thermal R-10 x Chemical Additive, Oil and Gas M-5 x Fiberglass Rebar Composite C-750 x Construction Materials C-300 x Conductive Inks for Electronics xGnP® x Thermal Coatings R-10 x Tires C-500 x Scratch Resistant Coatings C-300 x Auto Parts Grease H-15 x LiB Coated Current Collector C-300 x Sporting Equipment xGnP® x Composites xGnP® x Thermal Bulk Molding Compounds xGnP® x PET Bottles, Compressive Strength R-10 x Resistive Heating M-15 x LiB Cathode Conductive Additives C-500 x ACF Composite Film R-10 x FCCL Composite Film R-10 x Concrete Additive xGnP® x Resistive Heating M-15 x Polymer Composite, Thermal H-100 x Electrostatic Dissipation, Packaging R-10 x Thermal Adhesives xGnP® x LiB Anode XG SiG™ x Wear Part C-500 x MLCC Coating xGnP® x Wheelchair Seat Gel Pack R-25 x Lubrication C-Series x Pb-Acid Battery, Anode Additive C-500 Auto Transmission, Thermal Mgmt xGnP® Auto Composites: Under Hood C-Series Thermal Transfer Fluid R-25 LiB Cathode Conductive Additives C-300 Customer Validation Commercial Lauch Anticipated Revenue Application Product R&D Technical Validation Pilot Production

Management Team



Dr. Philip Rose, CEO: More than 20 years managing and growing businesses based on advanced materials in technical applications and markets – lived in Japan/Korea for ~8 years.



Bamidele Ali, Chief Commercial Officer: Over 15 years of cutting edge technology design and leadership within Fortune 100 companies and various entrepreneurial ventures!



Dr. Liya Wang, VP R&D: Renowned expert in the field of batteries and advanced materials. Former Principal Scientific Director for Spain's CIC Energigune and Director for emerging technologies at A123.



Rob Privette, VP Energy Markets: 25 years of experience in technology development and commercialization of fuel cells, batteries, and other energy related devices.



Dr. Hiroyuki Fukushima, Technical Director: Founding shareholder and inventor of xGnP® production processes.



Scott Murray, VP Operations: Seasoned professional with 30 years as a senior operations executive.

Board of Directors

Dr. Philip Rose, CEO, President, Treasurer & Director

Arnold A. Allemang, Director, Chairman and Audit Committee Member: Former member, Board of Directors, Dow Chemical Company (NYSE: DOW); former Chief Operating Officer of Dow.

Steven C. Jones, Director and Audit Committee Member : Chairman of Aspen Capital Group, Member Board of Directors, NeoGenomics (NASDAQ: NEO) and various other private companies.

Michael Pachos, Director and Audit Committee Member: Principal, Samsung Ventures focused on Consumer, Display and Energy related investments.

Dave Pendell, Director: Owns and operates AdvancedStage Capital LLC, ASC Lease Income, and is a general partner in Veterans Capital Fund.

Dr. Ravi Shanker, Director: General Manager, Lightweighting Platform, Dow Chemical Company.

XG sciences
THE MATERIAL DIFFERENCE
10

Public Offering • Targeting to raise Gross Proceeds of $24 million – Shares Offered: 3 million of Common Stock – $8.00 per share • Implied Pre - Money Valuation: ~ $42 Million 11 (1) Assumes we pay sales agents an 8% commission on fifty percent of the shares sold in this offering and dealer managers tha t i ntroduce other broker dealers to serve as sales agents a 2% commission on twenty five percent (25%) of the shares sold in this offering. In addition to the net proceeds raised from this offering listed above, we have another $3 - $8 million available to us under the Dow Facility upon request until December 31, 2019. Use of Proceeds GROSS PROCEEDS $ 19,158,944 Offering Expenses 436,011 Selling Agent and Dealer Manager Fees (1) 862,152 NET PROCEEDS 17,860,781 PLANNED USE OF PROCEEDS: Capital Expenditures: Office & computer (IT) equipment 100,000 Purchased software 200,000 Furniture and fixtures 50,000 Laboratory equipment for Reseach and Development 400,000 Machinery, equipment, leasehold Improvements for manufacturing facilities 6,700,000 Total proceeds for capital expenditures 7,450,000 Intellectual property expenses 1,000,000 Leasing of additional facilities 500,000 Marketing and sales development expenses 2,000,000 R&D and product development expenses 1,000,000 Salaries and other General & Administrative Expenses: Salaries, wages, and related costs 5,000,000 Professional fees and outsourced services 800,000 Other - Total proceeds for salaries & other G&A 5,800,000 Cash Reserves 110,781 TOTAL USES OF PROCEEDS $ 17,860,781

Summary • Recognized leader in disruptive, emerging advanced materials • Robust competitive advantages with diverse applications • Broad customer base with multiple design - in relationships • Revenue ramp starting • World class investors and licensees • Significant IP position • Low cost, scalable manufacturing capabilities • Strong Management Team with outstanding industry experience 12

Thank You Philip Rose, Ph.D. Chief Executive Officer +1 517 999 5453 p.rose@xgsciences.com Arnold Allemang Board Chairman +1 989 750 8810 aallemang@pobox.com Steve Jones Board Member +1 239 325 2001 sjones@aspencapgroup.com Dave Pendell Board Member +1 239 450 5097 davependell@gmail.com 13

Additional Information 14

The Carbon Revolution – A New Materials World

If the 20th century was the age of plastics, then the 21st century seems set to become the age of Graphene!

DATE	
100,000 BC	Stone Age
10,000 BC	Copper Age
1,000 BC	Bronze Age
0 BC/AD	
500 AD	
1000 AD	Iron Age
1500 AD	
1800 AD	
1850 AD	
1900 AD	Age of Steel
1920 AD	
1940 AD	
1960 AD	Age of Polymers
1980 AD	Age of Silicon
2000 AD	The Nano Age

Graphene

- Tightly bonded carbon atoms arranged in a hexagonal lattice
- 200x stronger than steel, yet…
- Like rubber that can stretch up to 25% of its original length
- More electrically conductive than Copper
- Better at conducting heat than any material
- Optically Transparent
- Atomic-level barrier properties



Graphene

Carbon Nano-Tube



Fullerene



Carbon Fiber



Carbon Black



Graphite



XG sciences THE MATERIAL DIFFERENCE

15

Significant Accomplishments

2006
- Company Founded

2010
- **Hanwha Chemical** – Investment
- Shipping sample materials since early 2010

2011
- **Cabot Corp** - Licensing agreement + royalties
- **POSCO** - Investment with licensing agreement + royalties
- Demonstrated 4x energy storage capacity vs. traditional Li-ion anode materials

2012
- $1M **DOE** grant to further develop XG SiG™
- Completed large-scale xGnP® production facility

2013
- **Samsung** - Investment + Joint Development Program with Samsung SDI for next gen Li-Ion batteries
- **Aspen Advanced Opportunity Fund** investment
- Launch of XG Leaf® pilot production line
- Rapid progress towards commercialization of XG SiG™ products

2014
- **POSCO** - Investment exercising certain pre-emptive right

2015
- Commercial penetration into multiple markets
- Large Scale commercialization planning
- Additional capital raise

2016
- Commercial traction in multiple markets
- Self-Underwritten IPO
- $10 Million Sr. Credit Facility by **The Dow Chemical Company**

XG sciences THE MATERIAL DIFFERENCE

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Two forms of “Graphene”

Monolayer Graphene



- A **single layer of carbon atoms**, or “an atomic-scale honeycomb lattice of carbon atoms”.
- Produced by vapor deposition on foils or wafers – expensive, requires exquisite control, engineering not yet perfected.

Graphene NanoPlatelet, xGnP®



- A **particle** produced by splitting natural graphite into ultra-thin pieces (10,000 times thinner than a human hair).
- **XGS** has developed **two** proprietary, low cost, high efficiency production methods.
- **XGS**’s low-defect material provides higher strength and conductivity compared to other graphene nanoplatelet processes.

XG sciences THE MATERIAL DIFFERENCE

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Properties are Enabling for Many Applications 18 M - Grade C - Grade H - Grade XGS Control Material Attribute Property Function Application Customer Performance

Key End Markets

Key Markets	Energy Storage			Thermal Management		Composites
Application	*Lithium Ion Battery* Next-Generation Anode	*Lithium Ion Battery* Cathode Conductive Additive	*Pb-Carbon Battery* Anode Slurry Additive	*Portable Electronics* Heat Management Powders/Film	*Semi Packaging* Heat Management Paste/Adhesive	*Specialty Plastics* Multi-Function Performance Additive
Performance Driver	Higher Energy Storage Capacity	Increased Rate Performance	Longer Cycle Life, Faster Charge Acceptance	Lower and More Stable Operating Temperatures	Improved Heat Transfer	Improved Thermal, Electrical and Physical Properties
Business Model	Silicon Graphene Composite ("XG SiG®") Sales	xGnP® Powder Sales	xGnP® Powder Sales	xGnP® Powder & Graphene Paper Sales ("XG Leaf®")	Formulated Products Sales	xGnP® Powder Sales
Timing	Near Term to Medium Term	Near Term	Near Term	Near Term to Medium Term	Near Term to Medium Term	Medium Term to Longer Term
Potential Market Size	$26.5 Bn (Li-ion Battery Cell - 2020)[1]	$5.2 Bn (LiB Cathode Active Materials - 2020)[1]	$9-$12 Bn (Start-Stop Batteries - 2020)[3]	$2,976 Bn (Consumer Electronics - 2020)[5]	$28 Bn (Semiconductor Packaging - 2020)[7]	$654 Bn (Worldwide Plastics Market - 2020)[9]
Anticipated Addressable Market Size	$1.3 Bn (LiB Anode Materials - 2018)[1]	$200 Mn (LiB Cathode Additives - 2018)[2]	$140 Mn (Anode Slurry Additives - 2018)[4]	$900 Mn (Graphitic Heat Spreaders - 2018)[6]	$780 Mn (Polymeric Thermal Interface - 2018)[8]	$9.1 Bn (Composite Additives - 2018)[10]

(1) Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015.
(2) Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015 & Internal Estimates.
(3) ArcActive via Nanalyze, April 3, 2015.
(4) ArcActive via Nanalyze, April 3, 2015 & Internal Estimates.
(5) Future Markets Insights, "Consumer Electronics Market: Global Industry Analysis and opportunity Assessment 2015 - 2020", May 8, 2015.
(6) Prismark, "Market Assessment: Thin Carbon-Based Heat Spreaders", August 2014.
(7) Reporterlink.com, "Semiconductor & IC Packaging Materials Market...", May 2014.
(8) Prismark, 2015.
(9) Grand View Research, "Global Plastics Market Analysis...", August 2014.
(10) From (9) and internal estimates: 2018 = 305 million tons of plastic, if 10% of the market adopted xGnP to enhance their properties, and at only 1% by weight as an additive, then in 2018 305,000 tons or 305,000,000 kilos of xGnP would be required. At $30 a Kg - the value is $9.1 Bn per year.

XG sciences THE MATERIAL DIFFERENCE
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Value Creation Business Model




XG sciences
THE MATERIAL DIFFERENCE
Solvent-Based


XG LEAF™



xGnP® Graphene Nanoplatelets	xGnP® + Binder + Solvent + Surfactant	xGnP® Enabled Products	Manufacturing Services
Grades H, M & R Grade C	XG Ink™ XG TIM™ GNP™	XG SiG™ XG Leaf®	
Designing and manufacturing graphene nanoplatelets for specific applications and customers	Formulating functional products to enable performance in customer coating processes	High-value products enabled by graphene nanoplatelets	Leveraging unique manufacturing processes to tailor other 2-D materials

XG sciences THE MATERIAL DIFFERENCE
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Customer Growth and Repeat Order Traction 21 Cumulative Customers, by Year Total Orders, by Year and Customer Type 0 100 200 300 400 500 600 81 111 233 381 400 456 476 536 2008 2009 2010 2011 2012 2013 2014 2015 2008 2009 2010 2011 2012 2013 2014 2015 2016 2016 47 127 262 446 601 745 871 1,021 1,113 0 200 400 600 800 1,000 1,200 New Customer Repeat Customer 533

Company

XG Sciences, Inc. (“XGS”), formed in May 2006, is a first mover and market leader in the design and manufacture of graphene nanoplatelets.1,2 Graphene nanoplatelets are particles consisting of multiple layers of graphene and are considered a game changer for numerous industries. XGS’ graphene nanoplatelets, trademarked under the name xGnP®, have demonstrated performance impacting multi-billion dollar markets and have unique capabilities for energy storage, thermal conductivity, electrical conductivity, barrier properties and the ability to impart strength when incorporated into plastics or other matrices. XGS has sold products to over 1,000 customers and in over 40 countries who are in various stages of trialing its products for numerous applications. XGS has also licensed elements of its technology to leading supply chain and distribution partners, such as Cabot Corp and POSCO. Headquartered in Lansing, Michigan, XGS has raised approximately $39 million through equity and equity linked securities and licensing fees to date and has 24 full-time employees.

Lux Research says:

XG Sciences – Positive – Advanced Materials. Top Ten Innovative Companies.

“Despite increasing competition from a handful of new entrants to the graphene space, XG remains the low cost leader and also boasts the most impressive business execution to date.”

XG Sciences Well-Positioned for Success

-	Significant Customer Traction: 1,000+ in 40+ countries since inception. Strong portfolio of customer engagements in end-use markets ranging from polymer composites, energy storage, electrically conductive films and thermal management.

-	Revenue Traction: Commercial sales started in multiple applications and gaining momentum. $5-10 million in estimated 2017 revenue and $20-30 million in 2018 based on the status of current discussions with customers.

-	Proven Technology: Significant IP in the form of patents, trade secrets and know-how. XG SiG™ Composite with 3-5x the energy storage capacity versus today’s LiB anode technology. XG Leaf® with one-third the density of copper films, 50% more thermally conductive than copper and more than 2x that of aluminum. Formulated water- and solvent-based inks with conductivity approaching 1 Ω/☐ at 1 mil thickness. Industry-leading performance available in bulk powders and dispersions.

-	Positioned To Grow: Technology, partners and management positions XG for substantial growth. Proven manufacturing technology and strong customer channel to deliver on success. Moved beyond proof of concept into commercialization phase.

1  This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus must be made available to you in connection with this offering.

2 These forward-looking statements involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risks set forth under “Risk Factors” beginning on page seven of the Company’s prospectus included in the Company’s registration statement on Form S-1 as filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2016 which was declared effective by the SEC on April 13, 2016 and which may be post-effectively amended from time to time.

1

-	Strategic Partners: Well positioned with world class strategic partners, investors, licensees and financial backers. Investors: Aspen Advanced Opportunity Fund, Hanwha, POSCO and Samsung Ventures. Licensees: Cabot and POSCO. Financing: The Dow Chemical Company.

Graphene: The “Miracle Material”

First discovered in 2004, graphene is the thinnest material known - a single layer of carbon atoms configured in an atomic-scale honeycomb lattice, and is noted for its strength, density, impermeability, light weight, and both electrical and thermal conductivity. Among many noted properties, graphene is harder than diamonds, lighter than steel but significantly stronger, conducts electricity better than copper and is one of the most thermally conductive materials available today.

Markets

XGS is a “platform play” in advanced materials where XGS’ proprietary processes produce varying grades of graphene nanoplatelets which can be mapped to a variety of applications in many market segments. XGS’ primary focus markets are Energy Storage and Thermal Management where XGS currently has a portfolio of products undergoing design-in with a range of marquee customers. XGS also targets the Inks & Coatings market with products in development and is engaged in commercial and development activities for the Composites market.

XGS Market/Application Focus Areas & 2018 Market Size

XG SiG™ in Lithium-ion Battery Markets

The global LiB market is large and growing rapidly. According to Avicenne Energy3, the 2014 LiB market was $13.6B and growing to $21.5B in 2016, driven by the rapid proliferation of tablets, smart phones, electric vehicles, and grid storage applications. The portion of the market that XGS addresses is the anode materials segment, which Avicenne valued at about $850 million in 2014 and expects to grow to $1.3-1.4B by 2018.

1 Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015.

2 Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015 & Internal Estimates.

3 ArcActive via Nanalyze, April 3, 2015.

4 ArcActive via Nanalyze, April 3, 2015 & Internal Estimates.

5 Future Markets Insights, "Consumer Electronics Market: Global Industry Analysis and opportunity Assessment 2015 - 2020", May 8, 2015.

6 Prismark, "Market Assessment: Thin Carbon-Based Heat Spreaders", August 2014.

7 Reporterlink.com, "Semiconductor & IC Packaging Materials Market…", May 2014.

8 Prismark, 2015.

2

XG Leaf® in Portable Electronics

XG Leaf® can be used for a variety of applications such as heat dissipation in electronics, electromagnetic interference (EMI) shielding, and resistive heating. Among these, thermal application has the biggest apparent market potential especially in consumer electronics. According to a private client study by Prismark Partners, LLC, a leading electronics industry consulting firm specializing in advanced materials, the 2014 market for finished graphitic heat spreaders as sold to the OEM and EMS companies with adhesive, PET, and/or copper backing for selected portable applications, was $600 million, and is expected to reach $900 million in 2018. The market is currently in a significant expansion period driven by the demand for portable devices.

Other Markets

-	Energy Storage: lead acid batteries, supercapacitor electrodes, lithium-ion battery cathodes, lithium-ion anodes;

-	Thermal Management: circuit boards, portable electronic devices, such as cell phones and tablets, thermal management systems for battery packs used in electric vehicles; inks, coatings, polymer composites and greases; cooling liquids / fluids;

-	Electrical Conductivity: aqueous and solvent-based formulations to print conductive circuits using flexo, gravure, off-set and screen-printing processes on flexible and rigid substrates;

-	Composites: polymers (urethanes, polycarbonate, Teflon, rubber, polypropylene, thermoplastic polyolefin and nylon), polymer processes (e.g., thermoset, solvent cast and thermoplastic) and cement; and

-	Lubricity: oil and grease additives.

XGS Products

xGnP® Graphene Nanoplatelets

xGnP® graphene nanoplatelets consist of ultrathin particles of graphite that are short stacks of graphene. They are produced in various grades, which vary by average particle thickness, and average particle diameters. xGnP® graphene nanoplatelets are especially applicable for use as additives in polymeric or metallic composites, or in coatings or other formulations where particular electrical, thermal or barrier applications are desired by our customers.

XG Leaf®

XG Leaf® is a family of sheet products suited for use in industrial, electronics, and automotive markets. These sheets are made using special formulations of xGnP® graphene nanoplatelets as precursors, along with other materials for specific applications. There are several different types of XG Leaf™ available in various thicknesses (20 to 120 microns), depending on the end-use requirements for thermal conductivity, electrical conductivity, or resistive heating.

9 Grand View Research, "Global Plastics Market Analysis…", August 2014.

10 From (9) and internal estimates: 2018 = 305 million tons of plastic, if 10% of the market adopted xGnP to enhance their properties, and at only 1% by weight as an additive, then in 2018 305,000 tons or 305,000,000 kilos of xGnP would be required. At $30 a Kg - the value is $9.1 Bn per year.

3

XG SiG™ Li-ion Battery Anode Materials

XG SiG™ is a composite of silicon and graphene nanoplatelets designed to deliver 3-5 times the energy storage capacity of today’s graphite-based LiB anodes. Anode capacity is a key driver for extended battery runtime in applications such as portable electronics, power tools and electric vehicles (“EV”). Silicon has 10x the storage capacity of graphite and has been targeted as the next-generation material to replace graphite. However, silicon suffers from poor cyclability limiting its adoption in LiB anodes. XGS’ breakthrough is the creation of a SiG composite that allows the use of silicon as an active component in anodes, delivering on the industry need for long battery cycle life, high efficiency and at a cost and scale that meets industry targets. Product design-in is underway with battery manufacturers targeting early commercialization performance requirements. The combination of performance, cost and manufacturability positions XG SiG™ and XGS as a leader in high energy density LiB materials.

Strategic Investors, License Agreements and Financing

XGS has partnered with leading global companies as manufacturing, technology and distribution partners as a way to accelerate XGS’ customer and manufacturing reach. Each of these partners has spent significant time with XGS to validate the technology and market need.

Dec 2016	The Dow Chemical Co.	$10M senior credit facility
Mar 2014	POSCO	$1.2M investment exercising certain pre-emptive rights
Jan 2014	Samsung Ventures	$3M investment + Joint Development Program
Nov 2011	Cabot Corp	$4M licensing agreement + royalties
Jun 2011	POSCO	$4M investment with licensing agreement + royalties
Dec 2010	Hanwha Chemical	$3M investment

Customer Traction

-	Year-on-year addition of new customers in a range of end-use applications.

-	Track record of annual order growth as well as repeat customers underlying commercial traction with multiple customers and markets.

4

Management Team

Dr. Philip Rose, CEO

-	President, Hitech, Sigma Aldrich (2010 to 2013)
-	General Management, M&A, Business Development and Marketing, Rohm and Haas (1989-2010)

Bamidele Ali, Chief Commercial Officer

-	Lead commercial and engineering roles in advanced technology in such firms as Architeched Materials, DSM and GE Healthcare.
-	Formerly founder and President of a nanotechnology focused product development and consulting firm.

Dr. Liya Wang, VP R&D

-	Renowned expert in the field of batteries and advanced materials
-	Former Principal Scientific Director for Spain’s CIC Energigune and Director for emerging technologies at A123

Rob Privette, VP Energy Markets

-	25 years of experience in technology development and commercialization of fuel cells, batteries, and other energy related devices
-	Former Director for Product Development at Energy Conversion Devices and Director of US Fuel Cell Development at Umicore with experience at the US DOE, DARPA, the US Army and US Navy.

Dr. Hiroyuki Fukushima, Technical Director

-	Founding shareholder and inventor of xGnP® production processes

Scott Murray, VP Operations

-	Seasoned professional with 30 years as a senior operations executive
-	Formerly Founder and CEO of Uretech International Inc., Director of Development for McKechnie Automotive and various positions with Motor Wheel Corporation

Board of Directors

Dr. Philip Rose, CEO, President, Treasurer and Director

Arnold A. Allemang, Director, Chairman and Audit Committee member. Retired Board member, Dow Chemical, former Operating Officer of Dow

Ravi Shanker, General Manager, Lightweighting Platform, Dow Chemical

Steven C. Jones, Director and Audit Committee Chairman. Chairman, Aspen Capital Group LLC. President, Aspen Capital Advisors, LLC

Michael Pachos, Director and Audit Committee member. Principal, Samsung Ventures

Dave Pendell, Director, owns and operates AdvancedStage Capital LLC, ASC Lease Income, and general partner in Veterans Capital Fund

5

Sample Customer Pipeline Summaries1

On the Ramp

The following customers represent a sub-set of our portfolio where the XGS value proposition as it relates to price and performance is clear, the customer has developed a product concept in response to its customers’ needs, the customer has confirmed that it can manufacture such a product, that there are no technical barriers to the commercial launch of the product and that it has started to market the product to one or more of its customers.

1.	US-based, international specialty material company with broad product offering for specialty carbon-based materials with a strategic interest in graphene nanoplatelets. Have been working with XGS materials for over 5 years. Focus on energy storage (lead acid anode additive and lithium ion cathode conductive additive) and elastomers. Demonstrated performance for lead-acid batteries in auto and telecommunications applications and delivering improved cycle life and dynamic charge acceptance. First customer announced commercialization in early Q3 2016. 1T inventory replenishment order placed in Q4, 2016. Estimated purchase quantity: 5-10 T annually for first customer adoption. Additional testing underway with customers for lead-acid anodes slurry additives and lithium-ion cathode conductive additive. Large upside as additional customers move through validation and ramp up phases. Elastomeric composite application meeting customer needs and in initial commercial stage. Estimated up to 5 Tons annual demand.

2.	Sporting goods equipment manufacturer with an emphasis in netball, cricket, rugby and field hockey. Introduced XGS’ product in late 2015 in composites for field hockey sticks. Top of the line models are priced at £400 and are described as: “Graphene fibre matrix construction formulae with fully integrated carbon, aramid & graphene resin system”, “Improved control performance provided by energy absorbing basalt” and “Excellent energy transfer when hitting”. Second factory qualified for production using xGnP®. Order size increased from 25 Kgs to 100 Kgs during 2016. Second product application under development, tentatively scheduled for launch in late 2017.

3.	Custom-tailored formulations and oilfield chemicals company. Stock item for oilfield chemicals incorporating XGS’ graphene nanoplatelets. Introduced in late 2014 with standard stocking orders throughout 2015 and 2016. Estimate continued small volume demand into 2017.

4.	European construction materials company specializing in composites for rebar, road signs, pipes and seawalls. Introduced XGS’ C-series product into a fiberglass rebar product in late 2014 delivering improved flexural strength. Customer ordered regular quantities throughout 2015 and 2016 for commercial use with replenishment orders into early 2017. Introduced XGS’ C-series product into a second application with estimated purchase quantity from 5 to 10 Tons annually at ramp. Customer estimates ramp for second application to occur into 2017 with no more specificity at this time.

1 These forward-looking statements involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risks set forth under “Risk Factors” beginning on page seven of the Company’s prospectus included in the Company’s registration statement on Form S-1 as filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2016 which was declared effective by the SEC on April 13, 2016 and which may be post-effectively amended from time to time.

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5.	European technology company. Developed a novel scratch-resistant coating incorporating XGS C-300 and targeted to protect the screens of portable electronics, watches, and sunglasses and in automotive applications. Demonstrated the technology in late 2014, filed IP and finalized the formulation(s) in 2015. Actively marketing and building distribution network since January 2016. Estimate small volume demand into 2017 pending on-going market response.

6.	Canadian division of large US-based international innovation and specialty products company. Developed a carbon-coated aluminum current collector for lithium ion batteries. Customer qualification estimated in early Q2 2017 with monthly demand from 100-300 Kgs of xGnP® into the second half of 2017.

7.	International sporting goods company. Use of xGnP® in a golf ball with demonstrated improvement in durability (up to 20%) and maintaining compression, bounce and aerodynamic performance. Customer is currently optimizing production processes at the pilot scale with an estimated volume production start in Q3, 2017. Volume estimates from 5 - 10 Tons per year depending on product line adoption.

8.	Leading US-based PET bottle manufacturer. Met target compressive strength improvement when incorporating XGS’ xGnP® into its formulation. Targeting improved shipping efficiency and lower return rate. Pilot production runs confirmed anticipated performance. Necessary regulatory approval received. Estimate early Q2 2017 commercial launch. 2017 volume estimates up to 6 Tons, depending upon adoption rates.

9.	European-based specialty materials provider demonstrated efficacy when applying their proprietary functionalization process on XGS’ xGnP® and demonstrating efficacy for their use in tire applications. In late-stage commercial discussions with various down-stream customers. Initial 1T order of xGnP® shipped in Q1, 2107. Estimated initial annual demand from 10-30 Tons.

10.	Korean supplier of refurbished automotive parts incorporating xGnP® in specialty greases. Estimated 2017 demand from 50-100 Kgs.

11.	Korea-based supplier of ceramic coatings used in industrial heating elements and high-end professional styling equipment (hair brush, flat iron, curling iron, etc.). Use of XGS’ coating provides more uniform heating, higher temperatures at a given energy input, improved heat transfer and energy savings. Initial customer commercial ramp in heating elements started in mid-2016. Expect product-line extensions into 2017. Second application for professional styling equipment expected to start production in mid-2017. Estimated 1-3 Tons annual demand in 2017 with upside as products proliferate.

12.	UK-based, international supplier of engineered materials for applications ranging from medical instruments, aerospace, power generation and satellite communications, to body armor, trains and fire protection systems. Demonstrated efficacy for improved wear resistance of carbon-based wear components when incorporating XGS graphene nanoplatelets. Delays related to changing to high pressure impregnation process have pushed back initial intent to commercialize in mid-2017. Customer estimated 125 – 400 kg annual demand upon market adoption. Use of xGnP® extended to a second customer for a similar application. Customer validated performance benefits and estimates marketing and sales efforts to begin in Q3, 2017.

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13.	Korean manufacturer of specialty line of adhesives serving the information technologies markets. Demonstrated efficacy to improve the thermal heat transfer for adhesives when incorporating XGS’ xGnP® graphene nanoplatelets. Initial commercial win for cell phones with shipments started in Q1. Multiple customer trials in progress. Estimated 5-10 Tons annual demand in 2017.

14.	China-based specialty coating company. Developed a thermal adhesive incorporating xGnP®. Multiple pilot runs and customer sampling in 2016. Commercial launch targeted for early- to mid-2017. Estimated up to 1 Ton in 2017 demand.

15.	Korea-based research institute developed a high-efficiency resistive heating technology incorporating xGnP® with continuous operation at 250 °C and at 50% of the power consumption of traditional heating sources. The technology is well suited for use in electric vehicles where power conservation is an important performance characteristic. Licenses extended to 3 manufacturers in Korea. In advanced stages of product qualification with multiple manufactures. Initial target applications include automotive (steering wheel heating, seat heating, and cabin heating). Target commercial ramp in mid-2017. Estimated from 1-5 Tons 2017 demand with upside depending on adoption timing and market acceptance.

16.	European-based custom battery manufacturer. Commercial adoption of XG SiG™ with active promotion of silicon-containing anode for use in next-generation lithium ion battery anodes. No volume estimate at this time. Currently shipping against small blanket orders.

17.	Leading global custom formulator and manufacturer of thermoset molding compounds for molders and OEMs. Demonstrated improved thermal conductivity for carbon-fiber containing thermoset composites. Actively marketing to end-use customers. Initial win for virtual reality goggles. xGnP® materials are currently being evaluated for mechanical improvement in composite automotive wheels and significantly improved thermal conductivity composite. No volume estimates at this time but expected to contribute to 2017 revenue.

Product Confirmation Pending

The following XGS customers represent a sub-set of our portfolio where the XGS value proposition as it relates to price and performance is clear, the customer has developed a product concept in response to its customers’ needs and the customer has confirmed that it can manufacture such a product. However, the customer has not finalized the product formulation and is completing engineering work expecting to launch commercially in 2017.

18.	Use of xGnP® to increase thermal conductivity of adhesive pastes for automotive applications. Successful pilot production run in early 2017. In active customer sampling. Second adhesive application still in R&D. xGnP® use in foams with positive performance demonstrated. Completed pilot production run and customer testing in progress with commercial launch expected later in 2017. Total annual volume estimates 5 - 10 Tons per year.

19.	World leader in the development, design, manufacture and distribution of manual and powered wheelchairs, mobility scooters and both standard and customized seating and positioning systems. Use of XGS’ product in seat cushion gel achieved 5X increase in thermal conductivity and minimized local heat build-up. Targeting commercialization by late 2017. XGS is working with other customers to extend to adjacent markets.

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20.	US-based leader in the development of wet friction technology used in powertrain components and system solutions. Demonstrated wear improvement when incorporating xGnP® while maintaining coefficient of friction and noise and vibration performance. Formulation optimization in progress and targeting the start of field testing in mid-2017. Annual commercial volume estimated from 1- 9 Tons depending on adopting timing and market acceptance.

21.	US-based Tier 1 supplier of polyurethane foam engine components to the auto industry. Demonstrated efficacy for improved thermal stability for under the hood parts at one of the big 3 US-based auto manufacturers. Currently in pilot-scale validation. Anticipate completion of the customer’s internal validation and testing in Q2 2017 and a decision on production timing moving into Q3 2017. Expect to deliver against 2017 revenue but exact amount not available at this time.

22.	Korean-based specialty materials provider. Working closely with cable companies in Korea to develop semi-conductive coating materials for ultra-high voltage cables. Incorporation of XGS’ product improves the coating mechanical performance and the mechanical stability during heat shock and shrinkage in the ultra-high voltage cable application. Commercial timing is mid to late 2017. Potential volume is given to XGS as 1 to 20 Tons annually, depending on the extent of product line adoption by the target customer.

23.	Leading China-based lead acid battery manufacturer. Demonstrated in early 2016 improved cycle life and charge acceptance for lead-acid anode slurry formulations including XGS’ graphene nanoplatelets. Commercial scale pilot run in Q4 2016 and subsequent lifecycle and other performance testing underway. Expected to be complete in Q2 2017. Estimated potential annual demand in excess of 750 Tons. Current data from internal testing consistent with XGS’ expectations. XGS is in early phase testing with 3 other companies for a similar application.

24.	US-based manufacturer of refrigeration equipment. Actively working towards validation of the value of XGS’ products in heat transfer fluids in its equipment. Independent verification of the efficacy of XGS’ technology from Argonne National Labs. Further validation within XGS laboratories. Customer reporting over 25% performance improvement through use of XGS’ product in its formulation. XGS’ engagement extended to three other customers. Expecting target insertion within 2017 but no firm timeline established until after customer trials expected in 2017.

25.	The global leader in lighting technology solutions. Customer develops, manufactures and distributes groundbreaking LEDs and automotive lighting products. Sampled thermal interface grease in China for use in LED packaging. Test results indicated superior performance compared to the baseline production material and customer has recommended XGS products to its lighting customers. Moving to long term reliability testing. Commercial adoption estimated for 2017. Will extend to other customers.

26.	Large Korean-based supplier of polymer films. Targeting improved thermal conductivity of polymer films for use in consumer electronics and display applications. Validated thermal performance in one application – silicon pad on ACF (anisotropic conductive film) and in active design-in for commercial use. Expect commercial ramp up in Q2 2017. Customer is optimizing the formulation for thermal and electrical performance for another application – FPCB (flexible printed circuit board). Estimate low initial volume of 100 Kgs annually with upside potential.

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Development Engagements

The following customers represent a sub-set of our portfolio where the XGS value proposition as it relates to price and performance is defined, the customer has identified a product concept in response to its customers’ needs and customer is highly motivated to work with XGS to define a solution.

27.	US-based manufacturer of specialty lubricants. Demonstrated performance for xGnP® as a rheology modifier in grease formulations. Initial evaluation rounds produced favorable findings, leading to additional work to facilitate introduction of xGnP® into the customer’s production process. Potential for several product opportunities including use both as a rheology modifier and as an electrically conductivity additive. Expect commercial adoption in 2017. No volume estimates at this time.

28.	Boston Power: Formal joint development agreement signed in December, 2015 targeting customizing XGS’ silicon-graphene anode materials for use in Boston-Power’s lithium-ion battery products. Work statement details plans to optimize electrochemical and microstructural electrode performance, as well as developing electrode and battery manufacturing techniques using the two companies’ proprietary materials. The companies anticipate synergy between Boston-Power’s battery engineering and design capabilities and the new XG SiG™ anode materials. Boston-Power has the ability to design and manufacture the battery, while XGS has the ability to customize the anode materials to best fit the Boston-Power system.

29.	China-based lithium ion battery manufacturer. Eager to adopt graphene nanoplatelets for use as conductive additives in cathode formulations. Currently using carbon nanotubes (CNT). XGS internal data demonstrates that a significant portion of the CNT can be replaced with xGnP® and retain the high rate discharge capacity from 100% CNT and with the benefits of low cost, reduced spring back and high pressed density. Current CNT costs of $125/Kg on a dry powder basis. Customer data validates performance as seen in XGS laboratories. Formulating improved version for further testing. Potential demand in the multiple of 10 Tons per month. Introduced in Q3 2016 to a second and third China-based lithium ion battery manufacturer and two US-based manufacturers. In early discussions with a forth China-based materials supplier to lithium ion battery manufacturer for supply of XGS’ xGnP® as cathode conductive additives. Large potential upside based on customer adoption and timing.

30.	Korean specialty chemical company focusing on electronic materials and with a commercial presence in other industrial markets and applications. Customer business model is to sell resin loaded with XGS’ graphene nanoplatelets. Demonstrated good dispersion and performance acceptable for market entry. CEO is positioning the customer as leading manufacturer of graphene-based composites. Targeting initially camera housing and CD-Disc covers with eventual target of automotive parts. Estimate 2017 commercial launch.

31.	Global leader, providing innovative solutions and qualitative equipment to the automotive industry. Exceeded expectations for thermal management in engineering samples targeting automotive seating. Met durability testing requirements. Moving to prototype phase with target commercial adoption in 2018 and initial pilot production in 2017. Second customer adopting for non-automotive transportation application. Engineering design and production planning starting early Q2, 2017 with initial production in late 2017.

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32.	US-based LiB manufacturer wishing to adopt graphene nanoplatelets as cathode conductive additives. Internally generated data consistent with XGS’ data. Developing slurry formulations that will be used in their Chinese coating and assembly plant. Targeting 2017 production.

33.	Technology and innovation leader specializing in defense, civil and cybersecurity markets throughout the world. Specified use of XGS product for sensor calibration in multi-layered system. Have validated efficacy for thermal heat transfer and are completing integration design efforts. Small volume application.

34.	A leading lithium ion battery manufacturer is collaborating with XGS to develop 300 Wh/kg cells using XG SiG™ for application to markets with moderate cycle life requirements. The manufacturer is targeting best-in-class energy density and plans to market commercially during 2017 based on program progress.

Sampling Examples

An additional >30 customers represent a sub-set of our portfolio where the XGS value proposition as it relates to price and performance is theorized but not yet demonstrated and where XGS is sampling products and formulations against a defined market need but have not yet entered into a collaborative development effort.

Transformational Customers

The following customers represent a sub-set of our portfolio where success can drive significant commercial volume and subsequent value for XGS’ shareholders. These customers are specifically managed at the account level while we actively engage in development and commercialization efforts.

35.	One of the world's leading suppliers in the additives and instruments for the quality control of color, appearance and physical properties. Customer has expertise in surfactants and we have jointly identified numerous areas of synergy and have active product development programs in: anti-corrosion coatings, electrically conductive coatings, thermoplastics composites, oil drilling fluids and battery materials. Will continue to work collaboratively throughout 2017 to commercialize areas of mutual interest.

36.	International auto manufacturer. Actively engaged with the group having a mandate to explore opportunities for graphene for improvements in performance, light-weighting and sustainability. Currently focusing on multiple applications that XGS is not at liberty to disclose. The group has demonstrated a compelling value proposition in the lab and XGS has been working with its supply chain partners, upon the request of the customer. Target is to have graphene in a car on the road by the end of 2017. Customer has alignment up to the VP of R&D and out into the relevant business groups. Customer has indicated that it believes XGS is the only commercially viable supplier of graphene nanoplatelets. Worked on joint project with the R&D group to evaluate enhanced graphene performance in one of the applications and presented joint paper at a leading graphene conference in Q4 2016. Specific feedback on the value proposition includes “substantial property enhancements at much lower loadings” compared to other types of additives for composite applications and “increased both tensile and flexural moduli and strength” and “enhanced thermal stability”. Volume estimates not available at this time.

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XG SiG™, Silicon Graphene Lithium Ion Battery Anode Replacement

XGS has developed an advanced silicon-based anode material that, as a critical battery component, can potentially enable cells with high energy density for future generation batteries, enabling longer battery life and/or more functional performance for portable electronics. Silicon (Si) is considered the most promising anode material due to its high charge storage capacity and proper working voltage. Theoretically, Si can provide up to 4,200 mAh/g of Lithium storage capacity, which is more than 10 times that of graphite. It can be lithiated in the potential range of 0.0 ~ 0.4 V, which enables a high energy density battery when paired with an appropriate cathode. The global market for lithium ion anode materials is estimated to be $1.3 Billion in 2018, according to Avicenne Energy, "The Worldwide Rechargeable Battery Market 2014 - 2025", 24th Edition - V3, July 2015 & Internal Estimates.

Two major barriers have hindered the development of Si-based anodes for commercial applications, especially for use in EV batteries: poor cycle life and high synthesis costs. XGS’ Si/graphene (SiG) composite anode is based on a unique nano-structure design and an innovative compositing process that utilizes graphene to mitigate stability issues of Si particles during cycling. Graphene creation and SiG compositing is achieved in a single unit process using an existing manufacturing process and low cost industrial precursors. Unlike other Si/graphene based materials where graphene is often produced separately and Si is deposited onto the graphene using exotic methods, XGS’ one-pot process allows the production of SiG material at high volume and low cost.

XGS SiG material technology is considered as a leading candidate for next generation anode materials. XGS received a $1.2MM grant from the DOE to further develop this technology. Samsung Ventures invested in XGS and we entered into a joint development program with Samsung SDI, the world’s leading lithium ion battery manufacturer. XGS developed its technology to a level that allows it to aggressively pursue commercial efforts in applications requiring high energy storage and with cycle life up to 250 cycles. XGS is pursuing commercialization in those applications. In parallel, XGS has formed, and is seeking additional development relationships that will advance its technology, making it more amenable to a broad industry adoption. XGS announced in December, 2015 a joint development relationship with Boston Power. In April 2016, XGS was granted an award from the DOE’s Small Business Vouchers program and will jointly work with Lawrence Berkley National Laboratory to meet extended life-time requirements for high-energy-density lithium ion batteries. In May 2016, XGS was selected for a Phase I SBIR grant in support of the Electric Drive Vehicle Batteries program to establish low-cost manufacturing of functionalized Silicon-graphene composite anode for reduced SEI formation. In October 2016, XGS was selected by a major European automaker to produce SiG-based cells for use in confirming safety attributes of silicon in Li-ion batteries. In November 2016, XGS granted a European cell manufacturer permission to sell batteries commercially containing XGS’ SiG composite anode material. In March 2017 XGS completed the DOE-funded Phase I SBIR development project demonstrating feasibility of three potential materials improvements: 1) Optimization of the graphene/Si ratio and manufacturing process, 2) Identification of commercially available Si precursor that improves volumetric expansion with no detriment to performance, and 3) Capability to augment anode material performance through functionalization. In April 2017 XGS teamed with cell manufacturer Farasis Energy to submit a proposal for a $1MM, 24-month Phase II SBIR development program to DOE. LG Chem, Ford, Daimler, Boston-Power, and A123 Systems all provided letters supporting XGS’ SiG material approach and agreeing to material evaluation. Award decisions are expected in early summer. XGS is currently in active discussions with other parties to form additional joint development arrangements targeting both technology development and specific commercial implementation.

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